January 18, 2011

Via Edgar Transmission

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Arno Therapeutics, Inc. (the “Company”)
Registration Statement on Form S-1
Filed November 8, 2010
File No. 333-170474

Dear Mr. Riedler:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated December 6, 2010 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced registration statement (the “Registration Statement”).  Enclosed herewith for filing via Edgar is the Company’s Pre-Effective Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.

Jeffrey P. Riedler
January 18, 2011

General

1.
Please include updated interim financial information as required by Rule 8-08 of Regulation S-X in your next amendment.  In doing so, please also file an updated, signed consent report from your independent auditors.

Response:  The Amended Registration Statement includes interim financial information for the period ended September 30, 2010, and updated, signed consent reports from the Company’s independent auditors have been filed as Exhibits 23.1 and 23.2.

2.	Currently there is no market for your securities, please revise to set the price at which the shares will be sold. Similarly, revise your “Plan of Distribution” discussion.

Response:  The Company has revised its disclosure to indicate that the shares are being sold at a fixed price of $1.00.  See pages 1 and 26.

3.
Please revise your disclosure to attribute the below statements and other similar statements to the sources from which you obtained the information.  If you are relying upon your own estimates or conclusions, please explain how you arrived at those estimates or conclusions and disclose any third-party sources upon which you relied.

•	Page 36: “Since 1990, over 18 million new cancer cases have been diagnosed.”
•	Page 36: “With a 66% 5-year relative survival rate for all cancers from 19962004, oncology remains a significant unmet medical need.”
•	Page 38: Avastin® Herceptin® , Gleevec® , Tarceva® Iressa® Nexavar 2 and tamoxifen represented approximately $10 billion in sales in 2008.”
•	Page 40: Camptothecin and its analogues had worldwide annual sales exceeding $660 million.”
•	Page 40: Irinotecan had approximately $400 million in worldwide annual sales in 2009.

Response:  The Company has revised its disclosure to attribute the statements noted to the sources from which the statements were obtained.  In addition, certain of these statements have been updated to reflect more current source material.  See pages 39, 41 and 43.

Dollar Value of Underlying Securities

4.
Please disclose the total dollar value of the securities underlying the convertible shares that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible shares).

Response:  The Company has provided additional disclosure in response to the Staff’s comment.  Please see page 4 of the Amended Registration Statement.

Jeffrey P. Riedler
January 18, 2011

Payments to the Investor and Affiliates

5.
Please include tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the September 2010 private placement that you have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.  Please do not include any repayment of principal on the convertible shares in this disclosure.

Further, please disclose the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of convertible shares.

Response:  The Company has provided additional disclosure in response to the Staff’s comment.  Please see page 24, “Additional Disclosure Regarding Transactions between the Company and the Selling Stockholders—Payments in Connection with the September 2010 Private Placement.”

Total Potential Profit from Other Securities

6.	Please include tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliate of the selling stockholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows;

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security, and
-
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

Jeffrey P. Riedler
January 18, 2011

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

To the extent that the only other securities are the warrants as disclosed in the filing, no additional disclosure shall be necessary.

Response:  Because no selling stockholder or affiliate of any selling stockholder holds any security with a conversion discount, there is no potential profit to disclose.

Prior Transactions between the Issuer and the Selling Stockholders

7.
Please include tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

Jeffrey P. Riedler
January 18, 2011

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:  The Company has provided additional disclosure in response to the Staff’s comment.  Please see page 25, “Additional Disclosure Regarding Transactions between the Company and the Selling Stockholders—Prior Transactions between the Company and the Selling Stockholders.”

Comparison of Issuer Proceeds to Potential Investor Profit

8.	Please include tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the September 2010 private placement transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment two [sic];

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible shares and any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders that is disclosed in response to comment three [sic].

Jeffrey P. Riedler
January 18, 2011

Further, please disclose – as a percentage of the total amount of all possible payments as disclosed in response to comment two [sic] divided by the net proceeds to the issuer from the sale of the convertible shares.

Response:  The Company has provided additional disclosure in response to the Staff’s comment.  Please see page 25, “Additional Disclosure Regarding Transactions between the Company and the Selling Stockholders—Comparison of Issuer Proceeds to Potential Selling Stockholder Profit.”  With respect to the second and fourth bullet points listed above, the Company believes the Staff intended to cross reference Comments 5 and 6, respectively, and has responded accordingly.

Intention and Ability to Make All Note Payments and the Presence or Absence of Short Selling by the Stockholders

9.
Please disclose whether, based on information obtained from the selling stockholders, any of the selling stockholders have an existing short position in the company’s common stock.  If any of the selling stockholders have an existing short position in the company’s stock, also disclose the following additional information:

-	the date on which each such selling stockholder entered into that short position; and

-
the relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the convertible shares transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible shares transaction, before the filing or after the filing of the registration statement, etc.).

Response:  As there is currently no public market for the Company’s securities, the Company does not believe any of the selling stockholders could have established a short position in the Company’s common stock.

The Method by which the Number of Registered Shares Was Determined

10.
Please include a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement, In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Stockholders” section of the prospectus.

Response:  As disclosed on page 20 of the Registration Statement, the Company is registering a total of 26,815,831 shares as follows:

•	2,466,057 shares that are currently issued and outstanding;
•	15,274,000 shares that are issuable upon the conversion of our outstanding Series A Preferred Stock;

Jeffrey P. Riedler
January 18, 2011

•	Up to 381,844 shares of our common stock that may be issued in payment of accrued dividends upon the conversion of our Series A Preferred Stock; and
•	8,693,930 shares that are issuable upon the exercise of outstanding warrants.

In addition, footnote 2 to the selling stockholder table explains that the column titled “Number of shares offered by selling stockholder upon conversion of preferred stock” assumes six months of dividend accrual at the rate of 5% per annum prior to the automatic conversion of the Series A Preferred Stock into common stock upon the effectiveness of the Registration Statement and the Company’s election to pay such accrued dividends in the form of additional shares of common stock in lieu of cash (i.e., this column represents the second and third bullet points listed above, as six months of dividend accrual at 5% would require the Company to issue 381,844 shares of common stock if the Company elected to pay such accrued dividends in the form of additional shares of common stock).

Thus, the number of shares registered in the fee table is consistent with the shares listed in the “Selling Stockholders” section of the prospectus, and the Company does not believe that additional disclosure is required.

Recent, Developments, page 5

11.	Please disclose the preferred stock conversion ratio.

Response:  The Company has revised its disclosure in response to the Staff’s comment, clarifying that each share of its Series A Preferred Stock is initially convertible into one share of the Company’s common stock, subject to adjustment for stock splits, stock dividends, recapitalizations and similar events.

Risk Factors, page 7

12.
Please delete the statement “Additional risks not presently known to us or that we currently deem immaterial may also affect our business, operating results, prospects or financial condition.”  It is not appropriate to warn investors about risks that are not described in your registration statement.

Response: The Company has revised its disclosure in response to the Staff’s comment.

“We currently have no product revenues…”, page 7

13.
We note your statement that you believe cash from the September 2010 private placement will fund your operations through 2011.  Please reconcile this with your disclosure on page 34 that you expect such proceeds to fund operations through the second half of 2012.

Response:  The Company has revised its disclosure on pages 7 and 36 to state that it believes cash on hand as of September 30, 2010 will be sufficient to fund operations through the first quarter of 2012.

Jeffrey P. Riedler
January 18, 2011

14.	Additionally, clarify the stage of development you expect to be able to achieve using your current cash on hand.

Response:  The Company has revised its disclosure in response to the Staff’s comment.  See page 7.

“We are not currently profitable and may never become profitable.” Page 8

15.	Please provide loss and cash flow information through September 30, 2010.

Response: The Company has revised its disclosure in response to the Staff’s comment.

“The relationships between Two River Consulting…, page 9

16.
Please advise us as to any other biopharmaceutical or biotechnology companies in which Two River, Riverbank Capital Securities or either of their affiliates have a significant investment interest or for which officers or directors serve as officers or directors.  Please describe the extent to which any such companies would compete with you or your products.  To the extent that such investments may create further risks to your business, please expand your disclosure to identify and describe such risks.

Response:  Arie S. Belldegrun, David M. Tanen, and Joshua A. Kazam are the managing members of Two River.  Messrs. Tanen and Kazam, along with Peter M. Kash, are also officers and directors of Riverbank.  The following is a summary of the biopharmaceutical and biotechnology companies of which Dr. Belldegrun and Messrs. Kash, Kazam and Tanen are significant stockholders and/or serve as officers and directors.

Each of Dr. Belldegrun and Messrs. Kash and Kazam are directors and significant stockholders (holding approximately 3.75%, 7.5% and 7.5%, respectively) of Nile Therapeutics, Inc. (“Nile”), a publicly-held company focused on the development of biopharmaceutical products for the treatment of cardiovascular diseases.  Mr. Tanen, a former director of Nile, is also a significant stockholder (holding approximately 5.3%).  Mr. Kazam currently serves as Nile’s non-employee president and chief executive officer, and Mr. Kash serves as the non-executive chairman of Nile’s board of directors.  Since Nile is focused on the development of only cardiovascular therapeutics, the Company does not believe it competes with Nile.

Jeffrey P. Riedler
January 18, 2011

Each of Dr. Belldegrun and Messrs. Kazam and Tanen are also directors and significant stockholders of Kite Pharma, Inc. (“Kite”), a privately-held biopharmaceutical company focused on the development of targeted, therapeutic cancer immunotherapies.  Dr. Belldegrun, one of Kite’s founders, also serves as the company’s executive chairman.  Kite’s proposed technologies, which are in very early stages of development and are not approved for sale, involve using a biotechnology that utilizes a patient’s own immune system.  The Company, on the other hand, focuses on the development of small molecules for targeted cancer treatment and more conventional forms of chemotherapy.  Accordingly, the Company does not believe it competes with Kite for technologies or otherwise.

Messrs. Kash and Kazam are directors and stockholders (holding approximately 1.1% and less than 1%, respectively) of Tigris Pharmaceuticals, Inc. (“Tigris”), a privately-held biopharmaceutical company focused on developing therapies for the treatment of cancer.  The Company believes that Tigris could be considered a potential competitor.  Accordingly, the Company has provided additional disclosure on page 9 in response to the Staff’s comment.

Mr. Kazam is also a director and significant stockholder of Velcera Inc., a specialty pharmaceutical company focused on innovation in the pet health market.

“Our president provides his services on a part-time basis...,page 9

17.	Please disclose the number of hours per week David Tanen devotes to managing your business.

Response: The Company has revised its disclosure in response to the Staff’s comment.

“We may incur substantial liabilities and may be required to limit commercialization…”, page 10

18.	Please discuss the limitations of your clinical trial insurance coverage.

Response:  The Company has expanded its disclosure in response to the Staff’s comment.  Please see the following risk factor on page 10, “We may incur substantial liabilities in connection with the clinical trials of our product candidates and may be required to cease our clinical trials in response to lawsuits brought by clinical trial participants.”

Jeffrey P. Riedler
January 18, 2011

“We may be exposed to liability claims associated with the use of hazardous materials and chemicals…” page 15

19.
Please expand your disclosure to disclose whether you carry liability insurance coverage in connection with your use of hazardous material.  If you do carry such insurance coverage, briefly describe what potential liabilities are and are not covered.  Please also disclose the limitations of your coverage and the cost to you, if material.  If you do not carry such insurance coverage, please revise your risk factor to clarify that you do not have insurance to cover potential contamination expenses.

Response: The Company has expanded its disclosure in response to the Staff’s comment.

“If we fail to protect or enforce our intellectual property rights adequately...,” page 16

20.
To the extent that you have experienced problems in the past or are aware of any claims regarding infringement of your licensed or owned intellectual property rights, please revise to describe these problems or claims.  Similarly, please expand your risk factor on page 14 captioned, “If we infringe on the rights of third parties...,” to include disclosure of any potential claims regarding infringement of third party intellectual property.

Response:  The Company has not experienced problems in the past and is not aware of any claims regarding infringement of its licensed or owned intellectual property rights.  The Company is also not aware of any potential claims regarding infringement of third party intellectual property.  As a result, the Company has not revised these disclosures as suggested.

“If our results do not meet analysts’ forecasts and expectations...,”  page 18

21.
Do you currently have an analyst following?  If not, please revise the risk factor to clarify that there currently are no analysts following your developments and clarify that you might not attract an analyst following.

Response:  The Company has revised the risk factor in response to the Staff’s comment.

Note Regarding Forward-Looking Statements, page 19

22.
As you are not currently a reporting company, you are not eligible to rely on the safe harbors provided for by Section 27A of the Securities Act or Section 21E of the Exchange Act.  Please delete these references.

Response: The Company has revised its disclosure in response to the Staff’s comment.

Jeffrey P. Riedler
January 18, 2011

Selling Stockholders, page 20

23.	Please expand your tabular disclosure to include the amount of shares to be owned by each selling stockholder after the offering in addition to the percentage beneficial ownership.

Response:  The Company has expanded its tabular disclosure in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations General

24.
In Note 4 to the Financial Statements you disclose on page F-9 certain estimates such as services performed by third parties but not yet invoiced, estimates of the fair value of stock options issued to employees and consultants, and estimates of the probability and potential magnitude of contingent liabilities that appear to be critical in understanding the quality and variability of information regarding your financial condition and operating performance.  Please revise your disclosure to identify and discuss critical accounting policies and estimates consistent with the guidance in Release FR-72.

Response:  The Company has revised its disclosure in response to the Staff’s comment.  Please see page 37, “Critical Accounting Policies and Estimates.”

Results of Operations, page 31

25.	Please expand your disclosure to discuss the other income recognized during the six months ended June 30, 2010.

Response:  The Company has revised its disclosure in response to the Staff’s comment.  Please see page 35 of the Amended Registration Statement for a discussion of the other income during the nine months ended September 30, 2010.

Business, page 36

AR-67, page 40

26.	Please disclose whether your rights with respect to the technology underlying AR-67 are owned or licensed.

Response:  The Company has revised its disclosure in response to the Staff’s comment.  See page 44.

Jeffrey P. Riedler
January 18, 2011

License Agreements and Intellectual Property, page 43

27.
For each of your license agreements with The Ohio State University, please disclose on an individual basis for each agreement payments made to date, aggregate potential milestone payments and the royalty rate or a reasonable range within which the royalty rate falls, for example “single digits,” teens,” “twenties,” etc.  Further, please confirm that you will disclose your obligation to pay a specific milestone when it becomes probable and the minimum annual royalties due under each agreement when your obligation to pay royalties becomes probable.

Response:  The Company acknowledges the Staff’s request for expanded disclosure with respect to the terms of the license agreements with Ohio State for AR-12 and AR-42.  The Company notes, however, that the Commission has previously issued orders granting the Company’s requests for confidential treatment under Rule 24b-2 with respect to certain confidential terms of each license agreement, including such terms as the individual contingent milestone payment amounts and the percentage of net sales the Company must pay for licensed products.  Nonetheless, the Company has revised its disclosure in response to the Staff’s comment, to the extent consistent with the confidential treatment of the redacted terms of each license agreement.  In particular, the Company has expanded its disclosure to include the aggregate potential milestone payments under each license agreement.  The Company believes that this expanded disclosure, together with the Company’s ongoing disclosure regarding its research and development activities, will provide investors with all material information regarding the terms of the license agreements, while at the same time protecting the Company from the competitive harm that would result from the disclosure of individual payment amounts. For example, the Company intends to disclose the aggregate expenses it will have incurred developing each of AR-12 and AR-42 in a given period, which will include (but not specify in amount) the payments it will have made to Ohio State under the applicable license agreement.  In addition, the Company will disclose expected aggregate development expenses for each of AR-12 and AR-42 in future periods, which amounts will include payments expected to be made to Ohio State under the license agreements.  In these cases, however, the Company intends to omit the specific amount of the payments made or expected to be made to Ohio State. The Company believes that such omissions, taken together with the Company’s other disclosures, are sufficiently narrow and allow investors to still understand the fundamental terms of the license agreements, as well as the Company’s overall capital requirements needed to develop AR-12 and AR-42.

Jeffrey P. Riedler
January 18, 2011

28.
With respect to your agreement with Pitt, please revise your disclosure to include the aggregate potential performance-based cash payments, the annual maintenance fee payable to Pitt and the royalty rate or a reasonable range within which the royalty rate falls, for example “single digits,” teens,” “twenties,” etc.

Response:  Please see the Company’s response to Comment 27, above.  As with the license agreements with Ohio State for AR-12 and AR-42, the Commission has previously issued an order granting the Company’s request for confidential treatment under Rule 24b-2 with respect to certain confidential terms of the license agreement with Pitt for AR-67, including such terms as the annual maintenance fee, individual contingent milestone payment amounts and the percentage of net sales the Company must pay for licensed products.  As it has done with respect to the license agreements for AR-12 and AR-42, the Company has revised its disclosure in response to the Staff’s comment, to the extent consistent with the confidential treatment of the redacted terms of the license agreement with Pitt.  In particular, the Company has expanded its disclosure to include the aggregate potential milestone payments under the license agreement.  The Company believes that this expanded disclosure, together with the Company’s ongoing disclosure regarding its research and development activities, will provide investors with all material information regarding the terms of the license agreement, while at the same time protecting the Company from the competitive harm that would result from the disclosure of individual payment amounts. As with AR-12 and AR-42, the Company intends to disclose the aggregate expenses it will have incurred developing AR-67 in a given period, which will include (but not specify in amount) the payments it will have made to Pitt under the license agreement.  In addition, the Company will disclose expected aggregate development expenses for AR-67 in future periods, which amounts will include payments expected to be made to Pitt under the license agreement.  In these cases, however, the Company intends to omit the specific amount of the payments made or expected to be made to Pitt. The Company believes that such omissions, taken together with the Company’s other disclosures, are sufficiently narrow and allow investors to still understand the fundamental terms of the license agreement, as well as the Company’s overall capital requirements needed to develop AR-67.

29.	Please revise your disclosure to identify your material licensed and owned patents and indicate the products to which each relates. Further please indicate the duration of such patents.

Response:  The Company has revised its disclosure in response to the Staff’s comment.  Please see pages 46 and 47.

Jeffrey P. Riedler
January 18, 2011

Employees, page 51

30.
We note your statement on page 9 that you “expect to directly hire employees, including at the senior management level, in the future as we further the development of our clinical programs.”  Please disclose any plans to fill particular management positions and, if available, a proposed timetable for filling such positions.

Response:  The Company has revised its disclosure on page 54 in response to the Staff’s comment.

Executive Compensation, page 56

31.	Please file the August 26, 2010 amendment to your agreement with J. Chris Houchins.

Response:  The amendment to the Company’s agreement with J. Chris Houchins has been filed as Exhibit 10.16 to the Amended Registration Statement.

Transactions with Related Persons, Promoters and Certain Control Persons, page 62

32.
Section 2.1 of the Services Agreement with TRC indicates that monthly compensation shall be $50,000.  Please reconcile this disclosure or advise us as to any amendment to the Services Agreement.  As applicable, please file a copy of any such amendment.

Response:  The monthly compensation payable to TRC under the Services Agreement was increased from $50,000 to $55,000 pursuant to a letter agreement dated February 18, 2010, which letter agreement has been filed as Exhibit 10.15 to the Amended Registration Statement.

Financial Statements
Notes to Financial Statements
Note 3 – The Merger
Accounting Treatment of the Merger Financial Statement Presentation, page F-11

33.
Refer to your disclosure regarding the guidance in Appendix B of SEC Accounting Disclosure Rules and Practices Official Text.  Please note this publication has been superseded by the Division of Corporation Finance Financial Reporting Manual which is noted in ASC 805-40-25-1.D:  Merger of a Private Entity Into a Public Shell Corporation which refers to Topic 12:  Reverse Acquisitions and Reverse Recapitalizations, 12100.1, General of the Financial Reporting Manual.  Please revise your disclosure to refer to the Interpretation of ASC 805-40-25-1.

Response: The Company has revised its disclosure in response to the Staff’s comment.

Jeffrey P. Riedler
January 18, 2011

Note 6 – Intangible Assets and Intellectual Property, page F-16
AR-67 License Agreement
AR-12 and AR-42 License Agreements

34.	Please revise your disclosure to indicate the aggregate amount of the milestone payments due to Pitt and Ohio State under your licensing agreements.

Response:  The Company has revised its disclosure in response to the Staff’s comment.  Please see pages F-16 and F-31.

Note 10 – Stock Option Plan, page F-18

35.	Please disclose in the financial statements, at a minimum, the following information for equity instruments granted during the periods presented:
•	For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option;
•	Whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and,
•	If the valuation specialist was a related party, please state that fact.

Response:  The Company has provided additional disclosure in response to the Staff’s comment.  Please see pages F-19 and F-33.

*   *   *

Please contact the undersigned at (612) 492-7369 if you have any questions with respect to the responses contained in this letter or the Registration Statement.

Sincerely,

/s/ Christopher J. Melsha

Christopher J. Melsha
Attorney
Direct Dial: 612.492.7369
Email: cmelsha@fredlaw.com

cc:	Ms. Karen Ubell, Esq.
Mr. David M. Tanen